Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

July 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018 Post-Qualification Amendment No. 4 filed July 9, 2018
File No. 024-10794

Dear Ms. Parker:

Reference is hereby made to the letter of Hightimes Holding Corp. (the “Company”) dated July 20, 2018 in response to the letter of comments from the Securities and Exchange Commission (the “Commission”) dated July 20, 2018. This letter will acknowledge that the Company reaffirms the substance of its response to the July 20, 2018 comment letter, but hereby withdraws its request to requalify the Offering to 5:00 pm Eastern Time on July 23, 2018, or as soon thereafter as is practicable.

We hope that the Commission will address our July 20, 2018 response letter as soon as possible. Thank you.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin, Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP
Law Offices of Michelle Geller, Esq.